

June 28, 2022

Pamela Bentley
Chief Financial Officer
GCM Grosvenor Inc.
900 North Michigan Avenue, Suite 1100
Chicago, IL 60611

  Re: GCM Grosvenor Inc.
    Form 10-K for Fiscal Year Ended December 31, 2021
    Filed February 25, 2022
    File No. 001-39716

Dear Ms. Bentley:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Results of Operations, page 82

1. We note the materiality and variability of net income (loss) attributable to each interest in the periods presented. Please tell us and revise future filings to provide a discussion of net income (loss) attributable to:

 - redeemable noncontrolling interests,
 - noncontrolling interests in subsidiaries,
 - noncontrolling interests in GCMH, and
 - GCM Grosvenor Inc.

 This discussion should provide investors with a better understanding of the underlying reasons for changes in these line items from period to period and the material drivers of the net income loss attributable to each interest. Refer to Item 303 of Regulation S-K for guidance.

Non-GAAP Financial Measures, page 85

2. Please tell us and revise future filings to further explain why management believes the presentation of each individual non-GAAP financial measure provides useful information to investors. For example, for adjusted income measures, more clearly explain why the material adjustments result in a measure that provides additional insight into your profitability and why the adjustments are not indicative of your core performance. Refer to Item 10(e)(1)(i)(c) of Regulation S-K.

3. Please tell us and revise future filings to clarify why you believe adding back net income (loss) attributable to noncontrolling interests in GCMH for certain adjusted income measures provides useful information to investors. Additionally, clarify why you do not add back income attributable to other noncontrolling interests.

Notes to Consolidated Financial Statements , page 110

4. We note your disclosure on pages 61 and 65 related to potential restrictions on distributions from GCMH. Please revise future filings to disclose the amount of retained earnings or net income that is restricted or free from restrictions for payment of dividends and distributions by GCMH. Refer to Rule 4-08(e)(3) of Regulation S-X for guidance.

Note 21. Earnings (Loss) Per Share, page 142

5. Please tell us in detail and revise future filings to explain what the adjustment in the numerator for exchange of partnership units represents and how you calculate it. Also, explain to us why the adjustment does not equal the net income (loss) attributable to noncontrolling interests in GCMH.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Volley, Staff Accountant at 202-551-3437 or Amit Pande, Accounting Branch Chief at 202-551-3423 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance